Exhibit G

Cinergy Corp.

Notice of proposal to issue securities and establish related special purpose business trust.

    Cinergy Corp. ("Cinergy"), a registered holding company, 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration under sections 6(a), 7, 9(a), 10 and 12(b) of the Act and rules 45 and 54 thereunder.

    As detailed below, Cinergy requests authorization through December 31, 2001 to issue from time to time up to $200 million principal amount of unsecured notes and to organize and issue guarantees in respect of a statutory business trust that, if utilized, will issue trust securities.

    Specifically, Cinergy requests authorization to issue up to $200 million principal amount of its junior subordinated notes (the "Junior Subordinated Notes") in one or more series from time to time through December 31, 2001. Cinergy requests authorization to issue and sell the Junior Subordinated Notes on a stand-alone basis or in conjunction with the utilization of the Trust and the issuance and sale of Trust Securities as described below. The determination by Cinergy whether or not in the particular instance to issue Junior Subordinated Notes independently of or in conjunction with the issuance of one or more series of Trust Securities will be based upon market and other relevant considerations.

    The Junior Subordinated Notes will be unsecured and will not be convertible into any other securities or assets of Cinergy or the Trust (defined below). Further, the Indenture (defined below) will provide that unless otherwise provided in a Supplemental Indenture (defined below) or a resolution of the Board of Directors of Cinergy, the Junior Subordinated Notes will be subordinate and subject in right of payment to the prior payment in full of all senior obligations of Cinergy, with the Junior Subordinated Notes being junior in such rights to any senior obligations, whether outstanding as of the date of the Indenture and each Supplemental Indenture or thereafter incurred.

    The Junior Subordinated Notes, whether or not issued in conjunction with one or more series of corresponding Trust Securities, will be issued under an Indenture to be dated as of February 1, 1997 between Cinergy and The Fifth Third Bank, as Trustee (the "Indenture"). A separate supplemental indenture to the Indenture (each, a "Supplemental Indenture") will be executed by Cinergy and the Trustee covering the terms of the Junior Subordinated Notes for each separate offering.

    As noted, Cinergy seeks authorization also to issue Junior
Subordinated Notes in conjunction with issuances of Trust Securities. Specifically, Cinergy proposes to organize a special-purpose statutory business trust under Delaware law (the "Trust") for the exclusive purpose of (a) issuing from time to time through December 31, 2001 (x) trust preferred securities in one or more series ("Trust Preferred Securities") to certain underwriters and (y) trust common securities ("Trust Common Securities"; together with the Trust Preferred Securities, the "Trust Securities") to Cinergy; (b) investing the gross proceeds from sales of the Trust Securities in corresponding Junior Subordinated Notes issued to the Trust by Cinergy in exchange for the Trust's loan to Cinergy of such gross proceeds, as more fully described below; and (c) engaging in only those other activities necessary, appropriate, convenient or incidental thereto.

    The Trust Preferred Securities would represent undivided beneficial interests aggregating 97% of the Trust's assets and would be issued in amounts and with other terms and conditions corresponding to the related series of Junior Subordinated Notes, as more fully discussed below. (The
Trust Preferred Securities and the Junior Subordinated Notes   whether or
not the latter are issued in conjunction with the Trust Preferred
Securities   are collectively referred to as the "Securities.")  The Trust
Common Securities, to be registered in the name of and issued exclusively to Cinergy, will represent approximately 3% of the total undivided beneficial interests in the assets of the Trust.

    The Trust will have a term not to exceed 40 years. It is contemplated that the Trust will be treated as a passive grantor trust for Federal income tax purposes and not as a partnership. Accordingly, the Trust will be subject to tax and Cinergy as the holder of the Trust Common Securities and investors holding Trust Preferred Securities will be treated as the owners of the Trust and will be required to include in income their proportionate shares of the income of the Trust. The Trust will conduct its business activities pursuant to and as provided in a certificate of trust ("Trust Certificate") to be filed with the Delaware Secretary of State and a trust agreement ("Trust Agreement") to be executed by Cinergy, as depositor, and The Fifth Third Bank, as trustee (the "Trustee").

    Cinergy (in the case of the Junior Subordinated Notes to be issued and sold on a stand-alone basis) or the Trust (where the Trust Preferred Securities are to be issued and sold), as the case may be, would issue and sell the applicable Securities pursuant to an underwriting agreement (each, an "Underwriting Agreement") to be entered into among Cinergy and/or the Trust and the underwriters named therein. Cinergy has informed Merrill Lynch, Morgan Stanley, Smith Barney and Salomon Brothers that such firms will act as lead underwriters for the sale of the Securities. It is anticipated that the underwriters would sell the Securities in transactions exempt from registration under the Securities Act of 1933.

    The gross proceeds realized by the Trust from the sale of Trust Preferred Securities, together with Cinergy's payment to the Trust for the sale to Cinergy of Trust Common Securities, will be loaned to Cinergy and evidenced by a related series of Junior Subordinated Notes equal in aggregate principal amount to the aggregate liquidation amount of the corresponding Trust Securities.

    Pursuant to the Trust Agreement, holders of Trust Securities will have only the rights expressly granted to them thereunder, including the right to receive cash distributions and certain consensual rights expressly provided therein. The holders of Trust Securities will receive as cash distributions on payment dates their pro rata shares of payments received by the Trust on its investment in Cinergy's Junior Subordinated Notes, provided, however, that in the event of a default by Cinergy on such Junior Subordinated Notes, the payment entitlement of Cinergy as holder of the Trust Common Securities will be subordinated to the payment entitlement of the holders of Trust Preferred Securities. Cash distributions on any Trust Preferred Securities will be cumulative from the date of original issuance thereof and will be payable periodically in arrears. Cinergy will have the right from time to time to defer the payment of interest on Junior Subordinated Notes for a period specified in the related Supplemental Indenture, with all accrued and unpaid interest (together with interest thereon) becoming due and payable at the end of each such extension period. As a consequence of any such extension of the interest payment period on the Junior Subordinated Notes, periodic distributions on any Trust Preferred Securities would be correspondingly deferred.

    Cinergy further seeks authorization to guarantee the following payments with respect to the Trust Preferred Securities to the extent not paid by the Trust: (i) any accrued and unpaid distributions that are required to be paid on the Trust Preferred Securities but if and only if and to the extent the Trust shall have funds legally and immediately available therefor, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Trust Preferred Securities called for redemption by the Trust but if and only to the extent that the Trust has funds legally and immediately available therefor, and (iii) upon a dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Junior Subordinated Notes to the holders of its Trust Preferred Securities or the redemption of all of the Trust Preferred Securities of the Trust), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on its Trust Preferred Securities to the date of payment, to the extent the Trust has funds legally and immediately available therefor, and (b) the amount of assets of the Trust remaining available for distribution to holders of its Trust Preferred Securities in liquidation of the Trust.

    Each issue of the Trust Preferred Securities will be subject to mandatory redemption upon repayment of the related Junior Subordinated Notes at maturity or upon their earlier redemption. Each series of the Junior Subordinated Notes may be redeemed, in whole or in part, at the option of Cinergy at any time on or after the date set forth in the related Supplemental Indenture. In addition, upon the occurrence of certain special events arising from a change in law or a change in legal interpretation or other specified circumstances relating to tax matters and the Investment Company Act of 1940, as amended (the "1940 Act"), Cinergy shall have the option to redeem the Junior Subordinated Notes (and thus cause the redemption of the Trust Securities).

    In conjunction with the underwriters, Cinergy has developed certain parameters under which the Securities are to be sold to provide a reasonable allowance for potential changes in financial market conditions between the date of Commission authorization and the actual sales of the Securities. The parameters allow Cinergy to sell the Securities on any day when it believes it is prudent to do so provided the terms are within the parameters. Cinergy represents that Commission authorization of the sale of the Securities consistent with the parameters listed below in no way relieves Cinergy of its responsibility to obtain the best terms available for the structure selected.

    Cinergy proposes the following parameters: (i) the Securities be issued for a term not to exceed 40 years, (ii) the Securities have a par, stated or liquidation value (as the case may be) of up to $100 per security, (iii) the Securities be issued at a price no higher than 102% nor less than 98% of the applicable par, stated or liquidation value, (iv) the applicable interest or distribution rate, as the case may be, shall not exceed 225 basis points above the yield on 30-year United States Treasury Bonds at the time of pricing the Securities, and (v) underwriting commissions not to exceed 3.50% of the principal amount or stated or liquidation value (i.e., in the case of Trust Preferred Securities) of the Securities. Redemption provisions, interest deferral periods, and other terms incidental to the sale of the Securities will be established as a result of negotiations with the underwriters, and reflected in the respective Supplemental Indenture setting forth such terms to be executed by Cinergy and the Trustee.

    The proceeds from sales of the Securities (including proceeds loaned by the Trust to Cinergy in exchange for Junior Subordinated Notes, as described above) will be used by Cinergy for general corporate purposes, including repayment of outstanding short-term debt incurred by Cinergy, primarily in connection with Cinergy's 1996 joint venture acquisition of a 50% ownership interest in Midlands Electricity plc, an electric distribution company in the United Kingdom ("Midlands").

    Cinergy states that the proposed transactions herein will provide at least two substantial economic benefits.

    First, by virtue of funding its equity investment in Midlands through short-term, floating interest rate bank debt, Cinergy states that it is exposed to fluctuations in interest rates. Since Cinergy considers the Midlands investment to be a long-term investment, Cinergy considers it prudent to fund at least a portion of this long-term asset with long-term securities. In this way, Cinergy locks in long-term capital at current known fixed rates.

    Second, Cinergy states that issuance of the Securities will likely be viewed positively by major credit rating agencies. Certain provisions of the Securities, such as the ability to defer distribution or interest payments, as the case may be, and deep subordination of the Junior Subordinated Notes, allow these securities to be viewed as providing a measure of equity content by rating agencies.

    Cinergy estimates total fees and expenses in connection with the proposed transactions of approximately $207,000.

    Cinergy states that as of September 30, 1996 its total direct or indirect investment within the meaning of rule 53 in exempt wholesale generators and foreign utility companies was approximately $482 million. Cinergy represents that it is in compliance with the applicable conditions of rule 54.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.